T&D

T&D Life Group

October 11, 2005

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)

…ice of Increase in Net Unrealized Gains on Securities at the End of the Interim Period Ended September 30, 2005

T&D Holdings announced today that an estimated increase in consolidated net unrealized gains on securities at the end of the interim period ended September 30, 2005, as shown below.

Consolidated Basis

(A) Net unrealized gains on securities at the end of the interim period ended September 30, 2005	453.2 billion yen
(B) Net unrealized gains on securities at the end of the fiscal year ended March 31, 2005	246.4 billion yen
(C) Increase in net unrealized gains on securities at the end of the interim period ended September 30, 2005 (A)−(B)	206.8 billion yen
(D) Shareholders' equity at the end of the fiscal year ended March 31, 2005 (C) / (D) x 100	582.3 billion yen 35.5 %

Notes:

1. The increase in net unrealized gains on securities at the end of the interim period ended September 30, 2005 (C in the table), exceeded 30 percent of shareholders' equity at the end of the fiscal year ended March 31, 2005 (D in the table). T&D Holdings is required to disclose this information in accordance with timely disclosure regulations.
2. Net unrealized gains on securities above are on an after-tax basis.
3. Net unrealized gains on securities at the end of the interim period ended September 30, 2005 (A, in the table) are estimated as of October 11, 2005. We will disclose these details on November 17, 2005.

For inquiries regarding the above, please contact:
T&D Holdings, Inc. Investor Relations
Tel: +81-3-3281-1727
E-mail: ir.request@td-holdings.co.jp

T&D

T&D Life Group

October 31, 2005

T&D Holdings, Inc.
Naoteru Miyato, President
(Securities Code: 8795)

Revisions of Consolidated Earnings Forecasts for the Interim Period Ended September 30, 2005

T&D Holdings, Inc. hereby revises its consolidated earnings forecasts for the interim period ended September 30, 2005. The non-consolidated earnings forecasts for the interim period ended September 30, 2005, and projected shareholders' dividends for the fiscal year ending March 2006, remain unchanged.

The company has made no changes to the full-year earnings forecasts for the fiscal year ending March 2006, as announced on May 19, 2005. These will be promptly addressed, however, if it becomes necessary to do so.

Revisions of Consolidated Earnings Forecasts for T&D Holdings for the Interim Period Ended September 30, 2005 (April 1, 2005, to September 30, 2005)

(Billions of Yen)

	Previous Forecast (A) (as of May 19, 2005)	Revised Forecast (B)	Amount of Change (B) – (A)	Percentage of Change (%)
Ordinary Revenues	1,120	1,213	93	8.3
Ordinary Profit	44	63	19	43.2
Net Income	9	19	10	111.1

Principal Reasons for the Revisions to Earnings Forecasts:

a. **Ordinary Profit**: The forecast for ordinary profit is revised upward by 19 billion yen. This mainly reflects that investment income from interest and dividends is expected to exceed the previous forecast by 9 billion yen, net gains on sale of securities are expected to improve the previous forecast by 12 billion yen, and net gains on investment in trading securities are expected to improve the previous forecast by 8 billion yen, while net losses from derivatives are expected to increase the previous forecast by 11 billion yen.

b. **Net Income:** The forecast for net income is revised upward by 10 billion yen. This mainly reflects that ordinary profit is expected to increase while a 2-billion-yen premium severance payment for the voluntary retirements is posted under the extraordinary losses account by the inter-group reorganization of in-house sales representatives' channel of T&D Financial Life, a consolidated subsidiary of T&D Holdings.

(Reference)

Preliminary Non-Consolidated Earnings Forecasts of the Three Life Insurance Companies for the Interim Period Ended September 30, 2005 (April 1, 2005, to September 30, 2005)

(Billions of Yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary Revenues	576	558	149
Ordinary Profit	22	45	(7)
Core Profit	16	43	(5)
Net Income	5	20	(7)

For inquiries regarding the above, please contact:
T&D Holdings, Inc. Investor Relations
Tel: +81-3-3281-1727
E-mail: ir.request@td-holdings.co.jp